[redacted]

15048992

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH., D.C.
194 SECTION

UNIT
SECURITIES AND E
Washington, D.C. 20549

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AB 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 Guadalupe St
(No. and Street)

Austin	TX	78751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter L. Wilson, III Exec. V.P., Operations — 512-458-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABBM Group, Ltd LLP
(Name – *if individual, state last, first, middle name*)

9575 Katy Freeway Suite 370	Houston	Texas	77024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Walter L. Wilson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucien, Stirling & Gray Financial Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

Signature

Exec. V.P., Operations

Title

RAYMOND R. KRISANDA
MY COMMISSION EXPIRES
February 23, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on Report of Exemption from Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lucien, Stirling & Gray Financial Corporation
Austin, Texas

We have audited the accompanying financial statements of Lucien, Stirling & Gray Financial Corporation (a Texas corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lucien, Stirling & Gray Financial Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lucien, Stirling & Gray Financial Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c-3-1 of the Securities Exchange Act, Schedule II – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act, and Schedule III – Computation for

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act, has been subjected to audit procedures performed in conjunction with the audit of Lucien, Stirling & Gray Financial Corporation's financial statements. The supplemental information is the responsibility of Lucien, Stirling & Gray Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 27, 2015

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and money market accounts	$	36,833
Commissions receivable		787
Refundable federal income tax		697
Other prepaid expenses		1,533
Property and equipment, net of accumulated depreciation of $24,251		-
Total assets	$	39,850
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		$1,262
Total liabilities		1,262
Stockholders' equity:		
Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding		15,000
Retained earnings (deficit)		23,910
		38,910
Less, Treasury stock, at cost, 5,000 shares		(322)
Total stockholders' equity		38,588
Total liabilities and stockholders' equity	$	39,850

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Income
Year Ended December 31, 2014

Revenue	
Commission income	$ 216,438
Fees and other income	422
Total revenue	216,860
Expenses	
Commissions	118,739
Regulatory fees	7,533
Other general and administrative expenses	45,229
Total expenses	171,501
Income before tax	45,359
Provision for taxes on income	6,804
Net income	$ 38,555

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Stockholders' Equity
Year Ended December 31, 2014

	Common Stock		Retained Earnings (Deficit)	Treasury Stock	Total
	Shares	Amount			
Balances, December 31, 2013	15,000	$ 15,000	$ 25,355	$ (322)	$ 40,033
Net income			38,555		38,555
Less, Dividends paid			(40,000)		(40,000)
Balances, December 31, 2014	15,000	$ 15,000	$ 23,910	$ (322)	$ 38,588

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net income (loss)	$	38,555
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation		-
Change in assets and liabilities		
(Increase) decrease in commissions receivable		(471)
(Increase) decrease in refundable Federal income tax		19
(Increase) decrease in other prepaid expenses		268
Increase (decrease) in accounts payable and accrued expenses		(190)
Increase (decrease) in accounts payable, shareholders		-
Net cash flows from operating activities		38,181
Cash flows from investing activities:		
Purchase of property and equipment		-
Net cash flows from investing activities		-
Cash flows from financing activities:		
Dividends paid		(40,000)
Net cash flows from financing activities		(40,000)
Net increase (decrease) in cash		(1,819)
Cash, beginning of period		38,652
Cash, end of period	$	36,833

Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income tax		6,804
Non-cash investing and financing activities:		
Writeoff of fully depreciated assets		999

The accompanying notes are an integral part of these statements

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business - Lucien, Stirling & Gray Financial Corporation (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on May 27, 1992. We are based in Austin, Texas. We use December 31 as a fiscal year for financial reporting purposes.

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We sell several financial products, including mutual funds, annuities, and life and health insurance products, to public customers in retail transactions. Mutual funds predominate in importance among the products offered. Our principal market area is the Central Texas region. We do not maintain customer accounts and do not handle securities.

Under Regulation 240.15c3-3(k)(1), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(1).

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable - Accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2014, no allowance was deemed necessary.

Property and equipment - Property and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Income recognition - Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses. We also receive trailing service fees, which are recognized at the end of the quarter in which they are earned; likewise, commissions paid to our agents against such trailing service fees are recognized when earned.

Federal income taxes - We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 - Uncertainty in financial markets:
In recent years worldwide financial markets have experienced severe turmoil. Many stock markets suffered significant declines in values, unemployment increased in many places, and reported corporate profits declined. In addition, many stock prices on stock exchanges around the world declined dramatically. As a result of this financial upheaval, which was widely chronicled, governments around the world took extreme measures in an attempt to stabilize markets. Although markets, employment, and earnings appear to have recovered more recently, large artificial stimuli remain in the world monetary system. While we are optimistic that conditions will improve, there can be no assurance that this will occur; or what the consequences will be - either of the stimulus, or if its withdrawal. We have not determined the effect, if any, these events will have on our business.

Note 3 - Related party transactions:
We are affiliated with Lucien, Stirling & Gray Advisory Group, Inc. ("Advisory Group") through common ownership (a common-control group). For the year ended December 31, 2014, we paid to Advisory Group, Inc. $1,939 in billed general and administrative expenses.

We pay commissions to personnel who are also employees of Advisory Group. Advisory Group acts as Common Paymaster under IRC Reg. Sec. 31.3121(s)-1. Under this plan we reimburse to Advisory Group the payroll and withholding taxes attributable to earnings of our employees. We are an additional adopting employer of the Lucien, Stirling & Gray 401(k) Plan sponsored by Advisory Group and in which employees of both companies are eligible to participate. We pay matching contributions under the plan in accordance with the Plan document for deferrals by our employees. During 2014 we reimbursed the following amounts:

Commissions and compensation	$132,738
Payroll taxes	10,173
Contributions to 401(k) Plan	4,291
	$147,202

We derive certain benefits from being a member of the common-control group in that certain costs which we would have as a stand-alone entity are reduced or eliminated by the existence of the group. We receive such benefits without charge and thus they are not given accounting recognition. The costs include accounting services and use of property. We estimate that for 2014 such costs approximated $1,996.

Note 4 - Receivable from and payable to broker-dealer and clearing organizations:

Receivables from broker-dealer and clearing organizations include the following:

Receivable from clearing organizations	$ 0
Fees and commissions receivable	787
Total	$787

Payables to broker-dealer representatives and clearing organizations include the following:

Payable to clearing organizations	$ 0
Fees and commissions payable	1,262
Total	$1,262

At December 31, 2014, and during the year then ended, we had no subordinated liabilities.

Note 5 - Property and equipment

The following is a summary of property and equipment:

Furniture	$20,639
Computers	2,822
Office Equipment	790
	24,251
Less, Accumulated Depreciation	(24,251)
Total property and equipment, net	$ 0

Note 6 - Federal income tax:

Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. The company is no longer subject to examination by taxing authorities for tax years before 2011.

We have elected under Internal Revenue Code provisions applicable to brother-sister affiliated corporations to apply an Apportionment Plan to the combined group for the taxable period. For year 2014, the expected rate is 15% as apportioned under Schedule O.

The provision for Federal income tax consists of the following:

	Year Ended December 31, 2014
Federal income tax attributable to:	
Current operations	$6,804
Net operating loss carryover	(0)
Net provision for Federal income tax	$6,804

At December 31, 2014, there were no deferred tax items and $697 in prepaid taxes.

Note 7 - Concentration:
We sell several financial products, including mutual funds, annuities, and life and health insurance products, to public customers in retail transactions. Mutual funds predominate in importance among the products offered. For the year ended December 31, 2014, approximately 79% of commission income was derived from one fund company.

Note 8 - Fidelity bond:
We carry a $100,000 fidelity bond as required by FINRA for SIPC Members.

Note 9 - Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $36,054, which was $31,054 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 10 - Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through the date of the report of the independent auditors, which is the date the financial statements were available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 11 - New accounting pronouncements:
Recent accounting pronouncements which are not yet effective are not currently expected to have a material effect on our Financial Statements.

Schedule I

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2014

Total stockholders' equity	$	38,588
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		38,588
Subordinated borrowings		-
Other (deductions) or allowable credits - deferred income taxes		-
Total capital and allowable subordinated borrowings		38,588
Deductions and/or charges		
Non-allowable assets:		
Prepaids: (CRD, Taxes)		(2,230)
Net capital before haircuts on securities positions		36,358
Haircuts on securities positions		(304)
Net Capital	$	36,054
Aggregate indebtedness		
Total liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	31,054
Ratio of aggregate indebtedness to net capital		0.00%

Note: The above computation does not differ from the computation of net capita under Rule 15c3-1 as of December 31, 2014 as filed by Lucien, Stirling & Gray Financial Corporation. Form X-17A-5.
Accordingly, no reconciliation is necessary.

The accompanying notes are an integral part of these statements

Schedule II

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act
December 31, 2014

The Corporation claims exemption from Rule 15c3-3 under
Section (k)(1) of the Rule.

The accompanying notes are an integral part of these statements

Schedule III

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act
December 31, 2014

The Corporation claims exemption from Rule 15c3-3 under Section (k)(1) of the Rule.

The accompanying notes are an integral part of these statements

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lucien, Stirling & Gray Financial Corporation
Austin, Texas

We have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) Lucien, Stirling & Gray Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lucien, Stirling & Gray Financial Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Lucien, Stirling & Gray Financial Corporation stated that Lucien, Stirling & Gray Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Lucien, Stirling & Gray Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lucien, Stirling & Gray Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 27, 2015

Lucien, Stirling & Gray Financial Corporation

Report of Exemption from Rule 15c3-3
Year Ending December 31, 2014

Lucien, Stirling & Gray Financial Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17A-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17A-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

i. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of paragraph (k)(1), and;
ii. The Company met the requirements of the exemption throughout the most recent fiscal year without exception.

Attest:

Walter L. Wilson, III
Exec. V.P., Operations

The John Rutledge House • 4005 Guadalupe • Austin, TX 78751 • (512) 458-3303 • Fax (512) 458-3120
• *Member FINRA* •